Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of June 30, 2007. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on March 29, 2007.

	As of
	June 30, 2007
	NOK	U.S.$
	(in millions)(unaudited)
Commercial debt (including current portion of bond debt)*	90,560.7	15,340.4
Long-term debt (excluding current portions)
Bonds	83,491.2	14,142.9
Subordinated debt	1,421.0	240.7
Total long-term debt*	84,912.2	14,383.6
Capital contributions securities	557.7	94.5
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	269.9
Other equity	1,054.6	178.6
Share premium reserve	162.5	27.5
Net income for the period	97.4	16.5

Total shareholders’ equity	2,908.0	492.5

Total capitalization	178,938.6	30,311.0

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.90 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on June 30, 2007.